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                                                                      EXHIBIT 26


                        ALLIED LIFE FINANCIAL CORPORATION
                              RETENTION BONUS PLAN


                  1. Purpose. The purpose of the Retention Bonus Plan (the "Plan") is to secure for ALLIED Life Financial Corporation (the "Company") the continued services of its employees in light of the heightened possibility of a change in control and the uncertainty which may arise among these employees, which could result in their departure or distraction to the detriment of the Company and its shareholders.

                  2. Retention Bonuses.Each employee (excluding any officer of the Company or ALLIED Life Insurance Company) who remains in the Company's employ through November 30, 1998 shall receive a bonus in an amount equal to such employee's bi-weekly base salary, to be paid as soon as practicable after November 30, 1998, but not later than December 15, 1998.

                  3. Administration. The Plan Administrator of this Plan will be the senior officer of the Company responsible for Human Resources. The Plan Administrator shall have full and complete authority to interpret this Plan and to make all determinations hereunder relating to the participation and eligibility of eligible employees for benefits, including, but not limited to, making determinations as to eligibility for benefits, the amount of benefits payable, the time at which benefits cease to be payable, and other comparable issues.

                  4. Amendment. This Plan may not be terminated, modified or amended in any manner that reduces the benefits or rights of any person who is eligible to receive such benefits or has any such rights hereunder without the express written consent of such person.

                  5. Continued Employment. Nothing contained in this Plan shall give any employee the right to be retained in the employ of the Company or to interfere with the right of the Company to discharge any employee at any time for any reason.

                  6. Withholding. All amounts payable pursuant to the terms of this Plan shall be subject to reduction for any and all applicable Federal, State or local income or employment taxes or any other withholdings required to be made therefrom at law.


Dated June 3, 1998